January 19, 2017

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington D.C. 20549

Attn:      Suzanne Hayes

RE:    Akcea Therapeutics, Inc.

Confidential Draft Registration Statement on Form S-1

Submitted May 6, 2016

CIK No. 0001662524

Ladies and Gentlemen:

On behalf of Akcea Therapeutics, Inc. (the “Company”), we are submitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 2, 2016, regarding the Company’s Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”) submitted on May 6, 2016.  The Company is also submitting confidential draft submission #2 of the Registration Statement on the date hereof (the “Amended Registration Statement”).  We are sending the Staff a hard copy of this letter and the Amended Registration Statement, including a version of the Amended Registration Statement that is marked to show changes to the Registration Statement.

Set forth below are the Company’s responses to the Staff’s comments.  The numbering of the paragraphs below corresponds to the numbering of the comments received from the Staff, which for your convenience we have incorporated into this response letter in italics.  Page references in the text of this response letter correspond to the page numbers of the Amended Registration Statement.  Capitalized terms used in this letter but otherwise not defined herein shall have the meanings assigned to such terms in the Amended Registration Statement.

Prospectus Summary

Overview, page 1

1.            At its first use, please explain what is an orphan disorder or disease, and disclose in the summary the number of estimated patients for the relevant disorders.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 3 of the Amended Registration Statement.

2.            We refer to your disclosures on page 3 indicating that you are currently conducting Phase 3 trials for Volanesorsen and planning to start Phase 2/3 studies of AKCEA-APO(a)-LRX. Please revise the figure on page 2 to show that you are in the midst of Phase 3 trials for Volanesorsen and that your trials for AKCEA-APO(a)-LRX are in Phase 2 rather than having completed Phase 2. Please make conforming changes to the graphic on page 83.

Response:  The Company respectfully acknowledges the Staff’s comment and has added disclosure on pages 2, 3 and 91 of the Amended Registration Statement to clarify that the bars represent the current phase of development of each of the Company’s drugs without any implication as to state of progression of the applicable trial.

3.            We note your disclosure that you are planning to begin a Phase 2/3 study of AKCEA-APO(a)-LRX. Please disclose the requirements for a clinical trial to be considered a Phase 2/3 and tell us whether the FDA has given you any assurance or guidance as to whether you can file an NDA if the endpoints of the trial are met.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 4, 54, 84, 100 and 104 of the Amended Registration Statement to remove all references to Phase 2/3 studies as the Company no longer intends to conduct the above referenced study.  The Company advises the Staff that the FDA has not provided any assurances with respect to the Company’s ability to file an NDA.

Clinical pipeline, page 2

4.            Please explain the meanings of “atherogenic” and “thrombogenic” at their first use.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 4 of the Amended Registration Statement.

Benefits of our relationship with Ionis, page 5

5.            Please balance the discussion of the benefits of your relationship with Ionis by providing a similarly prominent discussion the risks related to your relationship with Ionis including:

•           Certain of your directors and officers may have conflicts of interest because of their positions with Ionis.

•           The development and regulatory strategies for your drugs is set by mutual agreement through the Joint Steering Committee. The Committee’s failure to agree to development and regulatory strategies may lead to delays.

•           The agreements with Ionis do not prevent Ionis from developing and commercializing drugs targeting the same indications.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 6 and 7 of the Amended Registration Statement.

Implications of being an emerging growth company, page 7

6.            Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that neither the Company nor anyone authorized by the Company has presented any written communications to investors in reliance on Section 5(d) of the Securities Act as of the date hereof.  The Company will supplementally provide to the

Staff under separate cover all written communications that the Company or anyone authorized to act on the Company’s behalf may present to potential investors in reliance on Section 5(d) of the Securities Act in the future.

Risk Factors

Certain of our directors may have actual or potential conflicts of interest, page 25

7.            Please expand the disclosure to include Elizabeth Hougen, as it appears that she will continue to be an employee of Ionis following the offering. Alternatively, please explain why this disclosure is not necessary.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 31 of the Amended Registration Statement.

Special note regarding forward-looking statements and industry data, page 46

8.            Your statements cautioning investors not to give undue weight to industry estimates regarding the size of the market and your statements that you have not verified the accuracy or completeness of the third party information implies a disclaimer of responsibility with respect to the third party information. Please either delete these statements or specifically state that you are liable for the information related to the estimated size of the markets.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 52 and 53 of the Amended Registration Statement.

Use of Proceeds, page 49

9.            With respect to each of the indicated uses, please clarify whether you expect the allocated proceeds will be sufficient to complete the indicated study or activity.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 54 of the Amended Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Components of Our Results of Operations

Critical Accounting Policies

Fair Value of Stock-Based Compensation, page 70

10.    Please clarify how both the market and income valuation approach were used to determine the fair value of your common stock. If different valuation methods were used for different periods, please clarify that fact. In addition, please disclose the nature of material assumptions used for each method.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 79 through 81 of the Amended Registration Statement.

11.    Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Response: The Company respectfully acknowledges the Staff’s comment and will supplementally provide the Staff its estimated initial public offering price range as soon as it becomes available, together with a discussion regarding its determination of the fair value of its common stock and the reasons for any differences between the recent valuations of the Company’s common stock and the estimated offering price.

Business

Integrated Development, page 77

12.    Please include a narrative discussion explaining the graphic on page 78.

Response:  The Company respectfully acknowledges the Staff’s comment and removed the referenced graphic from the Amended Registration Statement.

Clinical pipeline

Volanesorsen, page 83

13.    Please disclose the secondary endpoint of the Phase 2 study described on page 85. Please also disclose the secondary endpoints for the APPROACH FCS study, the BROADEN FPL study and the COMPASS study described on page 90.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 93, 98 and 99 of the Amended Registration Statement.

AKCEA-APO(a)-LRX, page 91

14.    Please disclose the secondary endpoint for your Phase 2/3 study for patients with CAVS described on page 95.

Response:  The Company respectfully acknowledges the Staff’s comments and advises the Staff that the Company has revised its clinical development plans for AKCEA-APO(a)-LRx, as reflected in the Amended Registration Statement, and that it no longer intends to conduct the above referenced study.

Government Regulation and Approval, page 105

15.    Please expand the discussion of the clinical trial phases on page 108 to describe the requirements for a clinical trial to be considered a Phase 1/2 or a 2/3.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 121 of the Amended Registration Statement.

Notes to Financial Statements

Basis of presentation, page F-8

16.    Please disclose in the filing the nature of any allocation methods used, such as occupancy costs, and include a statement indicating that management believes the methods used are reasonable. Refer to Staff Accounting Bulletin 1:B.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-8 of the Amended Registration Statement.

******

Please fax any additional comment letters concerning the Amended Registration Statement to (617) 937-2400 and direct any questions or comments concerning the Amended Registration Statement or this response letter to the undersigned at (760) 603-2732, Nicole C. Brookshire at (617) 937-2357 or Richard C. Segal at (617) 937-2332.

Sincerely,

AKCEA THERAPEUTICS, INC.

/s/ Patrick R. O’Neil
Patrick R. O’Neil
Corporate Secretary

cc:                            Paula Soteropoulos, Chief Executive Officer, Akcea Therapeutics, Inc.

Jeffrey M. Goldberg, Chief Operating Officer, Akcea Therapeutics, Inc.

Charles S. Kim, Cooley LLP

Nicole C. Brookshire, Cooley LLP

Sean Clayton, Cooley LLP

Richard C. Segal, Cooley LLP